Exhibit 99.8

SALE OF CSA (Cobar) MINE

March 2022

Glencore plc and Metals Acquisition Corp (MAC) have entered into a binding agreement for the sale and purchase of Glencore's Cobar copper mine in New South Wales, Australia.

WHAT IS BEING ANNOUNCED

Responding to interest in the CSA (Cobar) mine, Glencore plc (Glencore) conducted a sale process and has agreed to sell its interest in the mine to MAC.

MAC will assume full ownership and operational control of the mine and will enter into an offtake agreement with Glencore for 100% of the copper concentrate produced at Cobar.

Glencore will also receive US$1.05 billion in cash, take a US$50 million equity stake in MAC and have a 1.5% copper net smelter return life of mine royalty as part of the transaction.

WHO IS MAC?

MAC is a Special Purpose Acquisition Company (SPAC) listed on the New York Stock Exchange. Its management and Board is Australian dominant and comprised of well-known mining people.

MAC has an experienced management team with strong expertise in base metals and precious metals and underground mining.

MAC is very focused on safe and sustainable mining of green economy metals.

Find out more: https://www.metalsacquisition.com/

WHY IS GLENCORE SELLING THE CSA MINE?

The sale of the CSA mines is consistent with delivering on our strategy of simplifying and aligning our global portfolio of over 150 operating sites to focus on large long-life assets.

Increasingly Glencore is focusing on its copper assets in South America and Africa.

CSA Mine has an experienced workforce, is cash positive and an attractive copper resource that makes it attractive to a company like MAC.

Glencore will continue to be a leading marketer, producer and exporter of Australian metals and minerals.

WHY HAS MAC ACQUIRED CSA MINE?

CSA is a high grade, long life producing copper mine of scale, located in Australia, a Tier 1 jurisdiction.

CSA mine has a multi-decade operating history, consistent production, strong ESG and HSE credentials and a skilled workforce.

Copper has an attractive market outlook and is expected to play a key role in global energy transition.

WHAT HAPPENS NOW?

Management will provide a briefing to the CSA workforce today and take any questions you may have.

We are very pleased to confirm Peter Christen will continue as the General Manager at CSA Mine.

It's important that people continue to focus on working safely and looking out for each other.

MAC and Glencore will work together for a smooth transition. This will happen over several months as business systems and processes are transitioned from Glencore to MAC.

The transaction is subject to the normal regulatory processes and is expected to close in 2022.

Until that time Glencore will continue to own and operate the mine but you may see MAC management from time to time.

WHERE DO I GO FOR MORE INFORMATION'?

We recognise that change can create uncertainty and concern for some people. We want to stress that it is business as usual and your job is secure.

This factsheet includes some preliminary Q&A for employees, but you should approach your supervisor or manager if you have specific questions.

Question & Answers

1. Will any jobs be impacted?

MAC has no plans for changes to the workforce, your entailments, leave and series history will continue as they are now.

CSA mine has an experienced and skilled workforce which is an important part of this asset’s success.

2. What will happen to the mine’s management team?

It is business as usual under the same site leadership team.

Please continue to focus on safely delivering to your current plan.

Peter Christen will continue to be the GM for CSA Mine post the acquisition by MAC.

3. How will MAC mange the transition process?

There will be some changes as CSA transfers from Glencore to MAC. The integration process will focus on listening and learning.

This will be undertaken with detailed planning and clear and regular communication and MAC will be looking for workforce input.

4. What will happen post completion?

Subject to successful completion of the transaction MAC will conduct information sessions, supported by Q&As and the ability to ask questions 1:1 if needed, to ensure you get answers on what’s important to you.

5. What if I need some support?

Change impacts everyone differently. We understand you may be feeling unsettled.

Your safety and well-being is important to us.

Please ask questions and remember the confidential Employee Assistance program (EAP) support is available.

Content: AccessEAP on 1800 818 728.

WHAT TO EXPECT IN THE COMING MONTHS?

March - April 2022

❖	Continue to safely deliver to the current CSA mine plan

❖	Toolbox discussions, team discussions and 1:1, with regular Q&As

❖	Transition commences- we will engage, listen and learn to understand the requirements of the transition with the CSA team

❖	Develop and execute detailed transition and integration plans through the functional work streams (FWS)

❖	No planned changes to plans, systems, processes, and procedures

May 2022 onwards

❖	CSA workforce transfers to MAC later in 2022

❖	Continued safe delivery under the same leadership teams and plans

❖	Planned and co-ordinated integration to minimise impact - with some transitional support from Glencore

❖	Ongoing communication to keep you informed

* Patrice Merrin is a director of Glencore plc and is also Chair of the Board of Directors of MAC. Ms. Merrin holds a <1% voting interest in MAC’s shares. MAC is not a related party of Glencore within the meaning of the UK Listing Rules, and Ms Merrin has not participated in the consideration of the sale of CSA mine by the Glencore Board.

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